MESA LABORATORIES, INC.

12100 West Sixth Avenue

Lakewood, Colorado 80228

Telephone: (303) 987-8000

December 8, 2006

By Facsimile

and By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alan Morris

Re:	Mesa Laboratories, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-138619

Request for Acceleration

Dear Mr. Morris:

On behalf of the above-captioned Registrant and as its Chief Financial Officer, this letter will serve to respectfully request acceleration of the effective date of the Registration Statement on Form S-3, File No. 333-138619, to Wednesday, December 13, 2006 at 11:00 a.m., Eastern Time, or as soon as practicable thereafter.

Furthermore, this letter hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 8, 2006

Should you have any questions or comments or need any additional information, please contact me at my office or contact our securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.

Thank you for your assistance and cooperation in this filing.

Very truly yours,

/s/ STEVE PETERSON
Steve Peterson
Chief Financial Officer

cc:	Andrew N. Bernstein, P.C.